UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)
_______________________

NATIONAL TECHNICAL SYSTEMS, INC.
 (Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

638104109
 (CUSIP Number)

Stacey Seewald
Sandler Capital Management
711 Fifth Avenue, 15th Floor
New York, NY  10022
(212) 754-8100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

December 21, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box 0.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638104109	SC 13D	Page 2 of 20

1	NAME OF REPORTING PERSON Sandler Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,345 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 234,345 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,345 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.31%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 638104109	SC 13D	Page 3 of 20

1	NAME OF REPORTING PERSON Sandler Associates II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,330 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,330 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,330 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 638104109	SC 13D	Page 4 of 20

1	NAME OF REPORTING PERSON Sandler Offshore Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,293 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 39,293 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,293 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 638104109	SC 13D	Page 5 of 20

1	NAME OF REPORTING PERSON Sandler Plus Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,850 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 205,850 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,850 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.03%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 638104109	SC 13D	Page 6 of 20

1	NAME OF REPORTING PERSON Andrew Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 713,299 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 713,299 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 713,299 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.03%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 638104109	SC 13D	Page 7 of 20

1	NAME OF REPORTING PERSON Sandler Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 713,299 shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 713,299 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 713,299 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 638104109	SC 13D	Page 8 of 20

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Statement”) relates to the common stock, no par value per share (the “Common Stock”), of National Technical Systems, Inc. (the “Company” or the “Issuer”).  This Statement supplementally amends the initial statement on Schedule 13D, filed on September 29, 2010, as amended by Amendment No. 1 to thereto, filed on October 29, 2010 (collectively, the "Statement") by the Reporting Persons (as defined herein).  This Amendment No. 2 is being filed by the Reporting Persons to report that, as a result of recent transactions in the Common Stock, the beneficial ownership of the Reporting Persons has increased by more than one percent of the outstanding shares of Common Stock of the Issuer.
.
Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby replaced in its entirety with the following:

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is calculated in accordance with Rule 13d-3(d) and based upon 10,142,590 shares of Common Stock outstanding as of December 8, 2010, which is the total number shares of Common Stock outstanding as of such date as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on December 14, 2010.

(a)           As of the date hereof, each of SA, SA II, SOF and SPF each beneficially own 234,345 shares of Common Stock, 9,330 shares of Common Stock, 39,293 shares of Common Stock and 205,850 shares of Common Stock,  respectively, or 2.31%, 0.09%, 0.39% and 2.03%, respectively, of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that SCM is the investment adviser to and is authorized and empowered to vote and dispose of the securities held by SA, SAII, SOF, SPF and a managed account that holds 224,481 shares of Common Stock, SCM may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each beneficially own.  Accordingly, as of the date hereof, SCM may be deemed to own beneficially an aggregate of 713,299 shares of Common Stock or 7.03% of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that Andrew Sandler is the portfolio manager of SA, SA II, SOF, SPF and the managed account referred to above, and is authorized and empowered to vote and dispose of the securities held by SA, SA II, SOF, SPF and the managed account referred to above, Andrew Sandler may be deemed to share voting power and the power to direct the disposition of

CUSIP No. 638104109	SC 13D	Page 9 of 20

the shares of Common Stock which each beneficially own.  Accordingly, as of the date hereof, Andrew Sandler may be deemed to own beneficially an aggregate of 713,299 shares of Common Stock or 7.03% of the Company’s issued and outstanding shares of Common Stock.

(b)           SA has the sole power to direct the vote and the sole power to direct the disposition of the 234,345 shares of Common Stock that may be deemed to be owned beneficially by it. SA II has the sole power to direct the vote and the sole power to direct the disposition of the 9,330 shares of Common Stock that may be deemed to be owned beneficially by it. SOF has the sole power to direct the vote and the sole power to direct the disposition of the 39,293 shares of Common Stock that may be deemed to be owned beneficially by it.  SPF has the sole power to direct the vote and the sole power to direct the disposition of the 205,850 shares of Common Stock that may be deemed to be owned beneficially by it.  SCM has the shared power to direct the vote and the shared power to direct the disposition of the 713,299 shares of Common Stock that may be deemed to be owned beneficially by it.  Andrew Sandler has the shared power to direct the vote and the shared power to direct the disposition of the 713,299 shares of Common Stock that may be deemed to be owned beneficially by him.

(c)           Except as set forth in Schedule C, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

No material change.

CUSIP No. 638104109	SC 13D	Page 10 of 20

Item 7.  Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement

CUSIP No. 638104109	SC 13D	Page 11 of 20

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 22, 2010.

SANDLER CAPITAL MANAGEMENT
By: MJDM Corp., a general partner

By:	/s/ Moira Mitchell
Name:	Moira Mitchell
Title:	President

SANDLER ASSOCIATES

By: Sandler Associates GP, LLC, a general partner
By:	/s/ Andrew Sandler
Name:	Andrew Sandler
Title:	Manager

SANDLER ASSOCIATES II, L.P.
By: Sandler Associates GP, LLC, a general partner
By:	/s/ Andrew Sandler
Name:	Andrew Sandler
Title:	Manager

SANDLER OFFSHORE FUND, INC.
By:	/s/ Steven Warshavsky
Name:	Steven Warshavsky
Title:	Director

SANDLER PLUS MASTER FUND, LTD.
By:	/s/ Steven Warshavsky
Name:	Steven Warshavsky
Title:	Director

/s/ Andrew Sandler
Andrew Sandler

CUSIP No. 638104109	SC 13D	Page 12 of 20

SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

MJDM CORP.

Michael Marocco, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Kathy Rose, Vice President, Treasurer and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

ALCR CORP.

Andrew Sandler, Sole Shareholder and Controlling Person
United States
Managing Director

CUSIP No. 638104109	SC 13D	Page 13 of 20

Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Ellen O’Keefe, Treasurer and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Ricky Sandler, Director
United States
Investments
Eminence Partners LLC,
Investment Management
20 Park Avenue
Suite 3300
New York, New York 10166

ARH CORP.

Harvey Sandler, Majority Shareholder and Controlling Person
United States
Founder
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Jeffrey M. Levine, President
United States
Chief Financial Officer
Sandler Enterprises,
Investment Services
1555 North Park Drive
Suite 101
Weston, Florida  33329

CUSIP No. 638104109	SC 13D	Page 14 of 20

Moira Mitchell, Treasurer and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Ricky Sandler, Director
United States
Investments
Eminence Partners LLC,
Investment Management
20 Park Avenue
Suite 3300
New York, New York 10166

SERF CORP.

Douglas Schimmel, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Kathy Rose, Vice President and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director

CUSIP No. 638104109	SC 13D	Page 15 of 20

United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

JYK SCM CORP.

Jae Kim, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Kathy Rose, Vice President and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

EML SCM CORP.

Eric Lewis, Sole Shareholder and Controlling Person
United States
Managing Director

CUSIP No. 638104109	SC 13D	Page 16 of 20

Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Kathy Rose, Vice President and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

VM SCM CORP.

Vito Menza, Sole Shareholder and Controlling Person
United States
Managing Director
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Moira Mitchell, President
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

CUSIP No. 638104109	SC 13D	Page 17 of 20

Kathy Rose, Vice President and Secretary
United States
Administrative
Sandler Capital Management,
Investment Advisor
711 Fifth Avenue
New York, New York 10022

Michael Todres, Director
United States
Accountant
Todres and Rubin LLP,
Accounting
400 Post Avenue
Suite 205
Westbury, New York 11590

CUSIP No. 638104109	SC 13D	Page 18 of 20

SCHEDULE B

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SA and SA II General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Sandler Associates GP, LLC
Andrew Sandler, Manager and Controlling Person
United States
Managing Director
Sandler Capital Management
Investment Advisor
711 Fifth Avenue
New York, New York 10022

AMS SA LLC
Andrew Sandler, Sole Member and Manager and Controlling Person
United States
Managing Director
Sandler Capital Management
Investment Advisor
711 Fifth Avenue
New York, New York 10022

DES SA LLC
Douglas Schimmel, Sole Member and Manager and Controlling Person
United States
Managing Director
Sandler Capital Management
Investment Advisor
711 Fifth Avenue
New York, New York 10022

HSRT SA LLC
The Harvey Sandler Revocable Trust, Harvey Sandler, Sole Trustee and Controlling Person
United States
Founder, Sandler Capital Management, Investment Advisor
17591 Lake Estate Drive
Boca Raton, FL  33496

CUSIP No. 638104109	SC 13D	Page 19 of 20

SCHEDULE C
TRANSACTIONS IN THE COMMON STOCK (NO PAR VALUE PER SHARE)
OF NATIONAL TECHNICAL SYSTEMS, INC. DURING THE PAST 60 DAYS

(All transactions were made in the open market unless otherwise indicated)

Date	Transaction Conducted By	Transaction Type	Number of Shares	Price Per Share
11/01/10	SAII	Buy	700	$7.97
11/03/10	SCM	Buy	11,200	$7.94
11/10/10	SCM	Buy	18,600	$8.09
11/17/10	SCM	Buy	9,400	$8.05
11/24/10	SCM	Sell	2,900	$7.85
12/01/10	SOF	Sell	1,700	$7.85
12/08/10	SCM	Buy	5,500	$7.57
12/14/10	SPF	Buy	14,880	$7.03
12/14/10	SCM	Buy	21,190	$7.03
12/14/10	SA	Buy	5,345	$7.03
12/14/10	SAII	Buy	450	$7.03
12/14/10	SOF	Buy	880	$7.03
12/20/10	SPF	Buy	2,660	$7.25
12/20/10	SCM	Buy	2,780	$7.25
12/20/10	SA	Buy	3,030	$7.25
12/20/10	SAII	Buy	120	$7.25
12/20/10	SOF	Buy	510	$7.25
12/21/10	SCM	Buy	10,000	$7.41

CUSIP No. 638104109	SC 13D	Page 20 of 20

EXHIBIT 7.01
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of National Technical Systems, Inc. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of December 22, 2010.

SANDLER CAPITAL MANAGEMENT
By: MJDM Corp., a general partner

By:	/s/ Moira Mitchell
Name:	Moira Mitchell
Title:	President

SANDLER ASSOCIATES

By: Sandler Associates GP, LLC, a general partner
By:	/s/ Andrew Sandler
Name:	Andrew Sandler
Title:	Manager

SANDLER ASSOCIATES II, L.P.
By: Sandler Associates GP, LLC, a general partner
By:	/s/ Andrew Sandler
Name:	Andrew Sandler
Title:	Manager

SANDLER OFFSHORE FUND, INC.
By:	/s/ Steven Warshavsky
Name:	Steven Warshavsky
Title:	Director

SANDLER PLUS MASTER FUND, LTD.
By:	/s/ Steven Warshavsky
Name:	Steven Warshavsky
Title:	Director

/s/ Andrew Sandler
Andrew Sandler